Filed by AstraZeneca PLC

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Alexion Pharmaceuticals, Inc.

(Commission File No. 000-27756)

Date: April 30, 2021

The following presentation was made available by AstraZeneca PLC via live webcast during a shareholder engagement event on April 30, 2021:

AstraZeneca Engagement Shareholder Event 2021 30 April 2021

AstraZeneca Shareholder Engagement Event

Forward-looking Statements

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the AstraZeneca Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, as well as the ability of the parties to consummate the Transaction on a timely basis or at all, the ability of the parties to satisfy the conditions precedent to consummation of the proposed acquisition of Alexion Pharmaceuticals, Inc. (the Transaction), including the ability to secure the required regulatory approvals on the terms expected, at all or in a timely manner, the ability of AstraZeneca to successfully integrate Alexion's operations, and the ability of AstraZeneca to implement its plans, forecasts and other expectations with respect to Alexion's business after Completion and realise expected synergies. Although the AstraZeneca Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the AstraZeneca Group undertakes no obligation to update these forward-looking statements. The AstraZeneca Group identifies the forward-looking statements by using the words 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the AstraZeneca Group's control, include, among other things: the risks set out in Part II (Risk Factors) of the AstraZeneca shareholder circular published on 12 April 2021; failure or delay in delivery of pipeline or launch of new medicines; failure to meet regulatory or ethical requirements for medicine development or approval; failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties; competitive pressures including expiry or loss of IP rights, and generic competition; price controls and reductions; economic, regulatory and political pressures; uncertainty and volatility in relation to the UK's exit from the EU; failures or delays in the quality or execution of commercial strategies; failure to maintain supply of compliant, quality medicines; illegal trade in medicines; reliance on third-party goods and services; failure in information technology, data protection or cybercrime; failure of critical processes; uncertainty of expected gains from productivity initiatives; failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following Completion; failure to adhere to applicable laws, rules and regulations; the safety and efficacy of marketed medicines being questioned; adverse outcome of litigation and/or governmental investigations, including relating to the Transaction; failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation; failure to achieve strategic plans or meet targets or expectations; failure in financial control or the occurrence of fraud; unexpected deterioration in AstraZeneca's or Alexion's financial position; the impact that the COVID-19 global pandemic may have or continue to have on these risks, on AstraZeneca's ability to continue to mitigate these risks, and on AstraZeneca's operations, financial results or financial condition; the risk that a condition to the closing of the Transaction may not be satisfied, or that a regulatory approval that may be required for the Transaction is delayed or is obtained subject to conditions that are not anticipated; the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the Transaction, or that AstraZeneca is unable to promptly and effectively integrate Alexion's businesses; and the risk that management's time and attention are diverted on Transaction-related issues or that disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships.

Neither AstraZeneca nor any of its associates or directors, officers or advisers provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this document will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including under the Listing Rules, the Disclosure and Transparency Rules and the Prospectus Regulation Rules of the UK Financial Conduct Authority), AstraZeneca is under no obligation, and AstraZeneca expressly disclaims any intention or obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Nothing in this document should be construed as a profit estimate or profit forecast. No statement in this document, including statements that the Transaction is accretive to core EPS or enhancing to core operating margins, should be interpreted to mean that earnings per share of AstraZeneca or Alexion for the current or future financial years would necessarily match or exceed the historical published earnings per share or core operating margins of AstraZeneca or Alexion.

AstraZeneca Shareholder Engagement Event

Forward-looking Statements

Neither this presentation nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons into whose possession this presentation or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This presentation is not a circular or prospectus or equivalent document for the purposes of the UK Prospectus Regulation Rules or the EU Prospectus Regulation. This presentation does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity. Investors and prospective investors should not make any investment decision on the basis of its contents. A circular in relation to the Transaction was published on 12 April 2021.

In connection with the Transaction, AstraZeneca filed a registration statement on Form F-4 with the SEC on 12 April 2021 (the Registration Statement), which has been declared effective by the United States Securities and Exchange Commission, and which includes a document that serves as a prospectus of AstraZeneca and a proxy statement of Alexion (the proxy statement/prospectus), Alexion filed a proxy statement with the SEC (the proxy statement) on 12 April 2021 and each party will file other documents regarding the Transaction with the SEC. Investors and security holders of Alexion are urged to carefully read the entire Registration Statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain the Registration Statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC's website or from AstraZeneca or Alexion as described in the paragraphs below.

The documents filed by AstraZeneca with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge on AstraZeneca's website at http://www.astrazeneca.com under the tab "Investors". The documents filed by Alexion with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge on Alexion's internet website at http://www.alexion.com under the tab, "Investors" and under the heading "SEC Filings" or by contacting Alexion's Investor Relations Department at investorrelations@alexion.com.

Participants in the Solicitation

AstraZeneca, Alexion and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Alexion shareholders in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Alexion in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus or proxy statement filed with the SEC on 12 April 2021. Information about the directors and executive officers of Alexion and their ownership of Alexion shares is set forth in Alexion's Annual Report on Form 10-K/A, as previously filed with the SEC on 16 February 2021. Free copies of these documents may be obtained as described in the paragraphs above

AstraZeneca Engagement Shareholder Event 2021 30 April 2021

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AstraZeneca Shareholder Engagem.ent Event CEO's Rem.arks PascaI So riot

AstraZeneca Jose Baselga 1959-2021

Strategic priorities Focused on enhanced innovation and the delivery of life-changing medicines that contribute value to patients and society • • • Deliver growth and therapy area Accelerate innovative science Be a great place to work leadership 3

First quarter 2021 results



Robust performance supported continued investment for long-term sustainable growth

- Total Revenue up 15% (11% at constant exchange rates, CER) to $7.3bn; up 11% (7% at CER) excluding pandemic vaccine
- New medicines represented 53% of revenue
- Performance increased profitability and cash generation
- Pipeline demonstrated encouraging progress

Full year 2021 guidance at CER:
Total Revenue is expected to increase by a low-teens percentage, accompanied by faster growth in Core EPS to $4.75 to $5.00*

(*Excluding sales of the pandemic COVID-19 vaccine and the proposed acquisition of Alexion Pharmaceuticals, Inc.)

4

Deliver growth and therapy area leadership Bringing more medicines to more patients in 2020 • • • • Total Revenue up 10% to $26.6bn 8 medicines with annual sales of more than $1bn Emerging Markets revenue up 10% 91successful market launches 5

Accelerate innovative science Delivering the next wave of our innovative pipeline • • 14 new molecular entities launched since 2013 In 2020 • • • $6bn invested in R&D across 5 countries 29 new medicine approvals 24 regulatory submissions 6

Be a great place to work Promoting inclusion and diversity to drive innovation and performance --• 89% of employees believe AstraZeneca is a great place to work 47% of our senior roles filled by women Inclusion & Diversity Council 91% of employees felt supported throughout pandemic • • • 7

Be a great place to work Promoting our health and the health of our planet • • • • Ambition Zero Carbon commitment 99.9% of imported electricity from renewables 25 million people reached by access to healthcare programmes $76 million community investment activities 8

COVID-19 pandemic Priorities in AstraZeneca's response • • • • • Continued supply of medicines to patients Protecting clinical trials and critical operations Safety and wellbeing of employees Emergency relief Scientific innovation 9

COVID-19 pandemic A vaccine for COVID-19 made for the world • • 300m doses delivered to end of April Second largest supplier of vaccine to Europe: SOm doses to April with a start in February Second LadyofGhana,Samira Bawumia getting her COVID-19 vaccine at the Police Hospital in Accra on 1March 2021 GAVI The Vaccine Alliance Photo credit: UNICEF I Francis Kokoroko • • 98% of supplies to COVAX are made of Vaxzevria/Covishield 90% of vaccinations in India done with Vaxzevria/Covishield

Total Shareholder Return (to 27 Apri12021) Value creation for shareholders and a difference to the lives of patients Index Peer Average FTSElOO --AstraZeneca Peer Aver age FTSE100 1 1 • Total shareholder return {TSR} between 1"'January 2013-27"' April 2021.Source: Dotostream. Peer group mdudes GSK. Novartis, Roche,Sanofi, Abbv.BMS,Ulty, Merck. JnJ, pfizt:r. Novo Nordesk. Amgen, Aslellas, Oat!Chi Sankyo, Gtlead and Takeda (equal-weighted Index).Tabfe Includes the 151argest FTSElOO compai"'E"s as per 1" January 2013." BGGroup ceased tradtngfollowing acquiSnion by ShelL Source: Bloomberg

Proposed acquisition of Alexion Accelerating our strategic ambitions • • • • Scientific complementarity and synergy Joint commitment to patients and innovative science Long-term sustainable, industry-leading revenue growth Improved profitability and strengthened cashflow

AstraZeneca Shareholder Engagem.ent Event AstraZeneca to acquire Alexion Marc Dunoyer Chief Financial Officer

Alexion will accelerate Scientific complementarity and synergy AZ's strategic and financial development Joint commitment to patients and innovative science • Untapped potential of complement biology beyond rare diseases Leverage AZ technology platforms in rare diseases • AZ geographical footprint to expand patient access to Alexion products (e.g. China) Combined capabilities to accelerate innovation in Rare Diseases and Specialty Care • • long-term sustainable, industry-leading revenue growth Improved profitability and strengthened cashflow • Double-digit Core EPS accretion for the first three years Cost synergies of "'$500m p.a.1 Supports ambition to increase dividend • • Rare diseases add a 3rd high-growth engine Double-digit revenue growth through 2025 • • 2 1. Syne rgies are expected from the combined company and ae stated on a pre-tax basis with full run-rate expected to be achieved by the end of the third year following completion of the acquisition

Alexion is a global leader in immune-mediated rare diseases[1]

Market-leading complement franchise

- Global leader in **complement biology**
- Developed leading **complement inhibitors Soliris** and **Ultomiris**
- Broader portfolio focused on **metabolic and other disorders**
- **Deep pipeline** targeting complement and other proteins

1. A rare disease is a disease impacting less than 200,000 patients in the US

Successful commercial execution



Revenue ($m)
20% CAGR
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2017
2018
2019
2020
Soliris
Ultomiris
Metabolic & Other

Source: Alexion financial statements, Bloomberg, FA

Robust pipeline

Complement biology

Phase I	Phase II	Phase III
		ALXN2040
		AG10
		CAEL-101
	Andexxa LCM	ALXN1840
ALXN1830	ALXN2050	*Ultomiris* LCM
ALXN1720	cerdulatinib	*Soliris* LCM

Clinical development pipeline

11 molecules in 20+ clinical studies

Source: Alexion Capital Markets Day, October 2020; Company information December 2020.

3

Alexion is a pioneer innovator in CS complement inhibition 1st Gen (approved 2007} Ultra-rare focus & expansion to rare 2nd Gen (approved 2018} Expansion to rare 3nd Gen (Phase 1} Expansion to large rare Ispeciality 20K Addressable patients >250K Potential addressable patients >lOOK Potential addressable patients (so far) NMOSD{Ph3) aHUS ALS {Ph3) gMG {Phl) PNH (approved) -DM(Ph1) ALXN1720 Renal basket {Ph2) QWSC (Ph3) F. aHUS (approved) HSCT-TMA {Ph3) CM  TMA {Ph3) - Haematology - Neurology-Nephrology

Complement system research platform applicable in many diseases Therapy Areas with Therapy Areas with Common Indications Oncology Nephrology* Neurology* cardiovascular Rheumatology Ophthalmology Other Respiratory Gastroenterology *Therapy area in which Alexion has a marketed medicine Therapy Areas with Rare & Common Indications 5 Complement biology & research platform

Stronger innovative portfolio to drive sustainable growth 2 • Lung,ovarian,breast,prostate and blood cancers: • Marketed products: • Cardiovascular,Renal & Metabolism: .-- CkJ farx1ga (dapagil flozin)::.:.. E:IRIL.INTA ticagrelor tablets --Js!o· A reso.Jrc:e foe Nurses 01MFINZ•I 1rvalm r SOLIRIS* Ul.TOMIRIS 1ravulizumab-cwvzJ (ecu zu m ab) Evrenzo: roxadustat -------. Lynparza· ripb ENHEATU ... ·.. lam-lraslurumabderuxlecan-nxkr "--· StrensiQ. (asfotase alfa) •o f or •nJ('Ct • on Kanuma sebelipose olfo • Respiratory & Immunology: CALQUENCE (acalabrutinib)100mg""'""' Fasenra· (beoral•umab)=-:. rsym bicort t=.i"..:" BRf7TRI • Nine late-stage projects and deep mid-stage pipeline • Robust pipeline across multiple development stages anifrolumab brazikumab PT027 3.Totalrevenue for 2020,includes New CVRM and Respiratory & Immunology. Rest of CVRM and Other medic ines excluded 1. Tota l revenue for 2020 2. Tota l Revenue for 2020 6 Global presence across primary to specialised and highly specialised care Rare diseases $6. 1bn I +22% Oncology $11.Sbn I +23% 1 Biopharma: Organ protection and immune-mediated diseases $10. 1bn I +3%3

Rare diseases is a strong growth driver

Accelerating growth and innovation in an area of high unmet needs

Rare diseases are a significant burden to global public health



>7,000

rare diseases known today

5%

have FDA-approved medicines

Source: EvaluatePharma, Orphan Drug Report, 2020.

Worldwide rare disease sales forecast

Low double-digit CAGR (%)



$66bn
2020E
2026E

Source: EvaluatePharma, 2020.

Worldwide sales growth by therapy area (2020E-2026E)

Low double-digit %

CAGR in worldwide rare disease



Musculoskeletal
Gastrointestinal
Cardiovascular
Psychiatry
Diabetes
Endocrine
Respiratory
Ophthamology
Renal
Haematology
Infectious Diseases
Neurology
Dermatology
Oncology
Rare Diseases

Source: EvaluatePharma, World Preview 2020, Outlook to 2026.

7

AZ and Alexion: enhanced US and global presence AstraZeneca Globalwith large presence in emerging markets R&D in Cambridge, Gothenburg and Gaithersburg (9) with satellite R&D in Boston Provides greater platform for Alexion outside the US (e.g.China) ----------------------• I I • , _ - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - Dedicated rare disease unit, headquartered in Boston Shared strong patient-centric cultures

Details and timeline

Anticipated closing in Q3 2021

Proposed key terms

- Each shareholder of Alexion will receive
  - $60 in cash
  - 2.1243 AstraZeneca American depositary shares (ADS) (Nasdaq: AZN)
- Total equity offer consideration $36.1bn[1]
  - $13.3bn in cash (debt-financed)
  - $22.8bn in AstraZeneca ADSs/shares

Total consideration
$36.1bn

Anticipated timeline

- Competition clearances in the US, Canada, Brazil, Russia and other countries globally. Additional global regulatory clearances required, including but not limited to the UK, EU and Japan
- Following anticipated closing in Q3 2021, Alexion shareholders will own ~15% of the combined company
- AZ and Alexion shareholders to vote on May 11
- Until closing, both companies will continue to operate independently

Anticipated closing
in Q3 2021

9

1. Based on AstraZeneca ADS price of $48.42 on the Latest Practicable Date (7 April 2021)

A new pure-play biopharma innovator with strong profitability, and industry-leading science and growth Broad presence Strong pipeline Superior financials at the AstraZeneca General Meeting 10 We request that you vote in favour of the Resolution to be proposed

AstraZeneca Engagement Shareholder Event 2021 30 April 2021

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AstraZeneca Engagement Shareholder Event 2021 30 April 2021

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